Exhibit (h)(12)

FLEXSHARES TRUST

LICENSE AGREEMENT

This License Agreement (the “Agreement”) is entered into as of October 30, 2015, by and between Northern Trust Investments, Inc., an Illinois State Banking Corporation (the “Licensor”), and FlexShares Trust (the “Licensee”), a Maryland statutory trust.

WHEREAS, Licensor owns all right, title and interest in the index, financial benchmark, compiled data, research, model portfolios, trade secrets, copyrightable subject matter, and the trademarks listed in Schedule A, (collectively the “IP”), for use in connection with the exchange-traded fund product listed in Schedule B (the “Product”); and

WHEREAS, Licensee desires to use the IP in connection with the distribution of the Product and the Licensor is willing to grant Licensee a license for such use.

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, and for good and valuable consideration set forth in the Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. GRANT OF LICENSE. Licensor grants Licensee a non-exclusive (except as provided below in Section 2), non-transferable, non-sublicensable, royalty-free right and license to use and refer to the IP in connection with the creation, issuance, trading, operations and marketing of the Product pursuant to the terms and conditions of this Agreement.

2. LIMITED EXCLUSIVITY. Licensor agrees that it shall not license the IP for use in connection with any U.S. registered investment company other than the Licensee prior to the second anniversary of the date on which shares in the Product are listed on a U.S. stock exchange; provided, however, that Licensee has issued the Product and shares in the Product have been so listed by not later than January 31, 2016.

3. OWNERSHIP AND VALIDITY. Licensee acknowledges Licensor’s ownership of the entire right, title and interest in and to the IP and Licensee’s use shall inure to the sole benefit of Licensor. Licensor represents and warrants that it is the sole owner of all right, title and interest in the IP, free and clear of any restriction or encumbrance that would limit Licensee’s ability to use the IP pursuant to this Agreement, and that the IP does not violate the rights of any third party.

4. TERM. This Agreement shall become effective upon the execution of this Agreement by both parties and remain in effect unless terminated by either party as provided herein.

5. TERMINATION. This Agreement and all rights granted hereunder shall terminate with respect to any specific listed IP if (a) Licensor or one of its affiliates or successors ceases to exercise investment discretion over the applicable Product in its capacity as investment adviser; (b) Licensee terminates the Product relating to such IP; or (c) the use of an index underlying any specific IP is terminated. Licensor shall promptly notify the Licensee of occurrence of an event described in Section 5(a) or (c) hereof.

6. QUALITY CONTROL. Licensee acknowledges the importance to the Licensor of its reputation and the goodwill in the IP. Licensee will use the IP in any form designated by Licensor in writing, with trademark, copyright or other proprietary notices as prescribed by Licensor, and in association with the Product consistent with the standards of quality currently provided by Licensee. Licensor may modify such quality standards from time to time, with commercially reasonable notice to be provided to the Licensee.

7. ENTIRE AGREEMENT. This Agreement sets forth the entire Agreement and the understanding between the parties. No modification or amendment of this Agreement shall be valid or binding unless made in writing and signed on behalf of the parties by their duly authorized officers or representatives.

8. EXECUTION. This Agreement may be executed simultaneously with any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. GENERAL PROVISIONS.

(a) A party may not assign this Agreement and/or any of its rights and/or obligations hereunder, without the prior written consent of the other party, and any attempted assignment which is made by the assigning party without the other party’s prior written consent shall be null and void.

(b) No change in, addition to or waiver of any of the provisions of this Agreement shall be binding upon either party unless in writing signed by an authorized representative of such party. No waiver by either party of any breach by the other party of any of the provisions of this Agreement shall be construed as a waiver of that or any other provision on any other occasion.

(c) It is expressly acknowledged and agreed that the obligations of the Trust hereunder shall not be binding upon any of the shareholders, Trustees, officers, employees or agents of the Trust, personally, but shall bind only the trust property of the Trust, as provided in its

Agreement and Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by an officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in its Agreement and Declaration of Trust.

(d) This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois, without regard to its conflict of law provisions.

(e) In any event any one or more of the provisions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in effect and the Agreement shall be read as though the offending provision had not been written or as the provision shall be determined by such court to be read.

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IN WITNESS WHEREOF, Licensor and Licensee have caused this Agreement to be duly executed on their behalf in the manner legally binding upon them.

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Peter K. Ewing
Name:	Peter K. Ewing
Title:	Senior Vice President

FLEXSHARES TRUST

By:	/s/ Peter K. Ewing
Name:	Peter K. Ewing
Title:	Vice President

Exhibit (h)(12)

Exhibit A

Northern Trust Real Assets Allocation IndexSM

Exhibit (h)(12)

Exhibit B

FlexShares® Real Assets Allocation Index Fund